[LOGO] TENON
Wood Solutions to the World                      News Release

TO:     THE BUSINESS EDITOR

From:   Paul Gillard - Director, Corporate & Legal Services, Tenon Limited
        Telephone:   64-9-571 9846
        Fax:         64-9-571 9872

Please note: If you do not receive 8 pages including this page, or if any page is not readable, please call the Marlene Krone immediately on telephone 64-9-571 9808.

Information on Tenon Limited can be found at http://www.tenon.co.nz.

STOCK EXCHANGE LISTINGS:  NEW ZEALAND (TEN), AUSTRALIA (TNN) & NEW YORK (FFS).

================================================================================

                        ANNUAL RESULTS TO 30 JUNE 2004
                  COMPANY REPORTS STEADY OPERATING EARNINGS

AUCKLAND, 20 August 2004 - Tenon today reported operating earnings from continuing activities, prior to unusual items, of $50 million, compared with $49 million in the previous year.

The highlights included:

* Operating earnings, prior to unusual items and foreign exchange gains, of $41 million - up 37% on the $30 million in the prior year.

* Strong recovery in the second half of the year in both sales prices and volumes to the USA.

* Continued good performance from the Australasian business, reflecting a very strong NZ housing sector.

* Continued growth in the US distribution associated companies whose revenues were up 12% in US dollars.

* Further investment in US distribution with the acquisition of an additional 33% of The Empire Company (Empire), raising ownership to 67%.

*    The return of $349 million of surplus capital to shareholders.

Total operating revenue was $556 million, up 41% on the prior year. The majority of the increase came in North American revenue which was up 88% on the prior year to $269 million, primarily due to the consolidation of Empire in November 2003. Domestic revenue was $205 million, up 5% year on year.

Earnings before interest, tax, depreciation and amortisation (EBITDA) and unusual items was $64 million, in line with market guidance. The consolidation of Empire underpinned this result, offsetting shared services costs previously charged to the discontinued Forests and Supply business totalling $6 million, and a reduced benefit from foreign exchange gains. In the 2004 year, gains arising from hedging arrangements designed to mitigate the effect of the strengthening NZ dollar on EBITDA totalled $9 million, compared to $19 million in the prior year.

Net earnings, before unusual items for continuing activities, were $34 million, an increase of $1 million over the prior year. This represents earnings of
12.2 cents per share, up from 11.8 cents in the prior year. This result was overshadowed by a net loss, after taxation and minorities, of $74 million from discontinued activities, relating to the operating loss, reorganisation costs and forest revaluation of the Forest and Supply segment. Combined with unusual items of $2 million, relating to the Rubicon Forests Limited partial takeover of Tenon, the net loss for the year was $42 million.

Forest Sale Process

The forest sale process is largely complete. The June financial statements include $133 million of discontinued assets relating to the forest sale, which primarily represented the value of non-freehold forest estates for which third party consents had not been received as at 30 June, and the Tarawera land. Since 30 June, the Company has received further consents for the transfer of non-freehold forests to the Kiwi Consortium amounting to $86 million of the $106 million outstanding, and the restructuring necessary to complete the Tarawera land transaction has also been progressed.

Financial Position and Cash Flows

The Company is in a strong financial position, with net cash of $107 million.

Net cash flow from operations prior to working capital movements was $35 million, an increase of $4 million from the prior year, which is consistent with underlying earnings improvements. The Appearance Consumer Solutions division made an additional investment in working capital of $15 million following increased activity, especially at Empire, and higher product prices.

The Company has continued to invest in downstream distribution with the acquisition of a further 33% of Empire and a 20% investment in Danish furniture company Zenia House. The Company continues to reinvest in the New Zealand-based processing operations, spending $12 million in the year to June 2004 on a range of operational improvements, compared with $6 million in the prior year.

The sale of the Company's forestry assets to Kiwi Forests Group Limited in February 2004 enabled the Company to undertake a capital return of $349 million during the year.

Operating Divisions

Following the forest sale, the Company was reorganised into a functional management structure. The Company's two operating divisions, Structural Consumer Solutions and Appearance Consumer Solutions each have a distinct market and product focus.

Structural Consumer Solutions

Structural Consumer Solutions produces and markets a range of structural lumber, plywood and outdoor products for use in the housing and commercial sectors in New Zealand, Australia and Asia.

The operating revenue increase of 11% to $251 million was driven by the inclusion of revenue from external log sales, an on-going activity related to the purchase of standing timber but which was previously part of the Forests and Supply segment. There was a 4% reduction in average manufactured product prices, a reflection of demand concentration in the competitive Auckland region, the high NZD/USD exchange rate which turned New Zealand supply away from the North American market and increased domestic supply, and the increase in the volume of lower realisation products sold to Asia.

EBITDA of $21 million, up $1 million from the previous year, was underpinned by robust demand. Overall sales volumes were similar to the prior year at 527,000m(3), with additional production from the Company's owned mills substituting for third party traded volume. The EBITDA margin on manufactured product, which excludes EBITDA from external log sales, improved from 9.1% last year to 10.5% for June 2004.

Appearance Consumer Solutions

Appearance Consumer Solutions is expanding from its core focus of producing, marketing and distributing a range of clearwood products for use in the North American moulding sector to a broader range of appearance grade applications in North America and Europe.

An 81% increase in operating revenue to $303 million was impacted by the consolidation of Empire revenues from November 2003. Revenue from New Zealand operations to North America was down 31% on the prior year following the reduced USD pricing in the first half of the year, lower sales volumes and a higher average exchange rate - 63 cents for 2003/04 compared with 52 cents in the prior year. A tightening New Zealand and South American supply placed upward pressure on Moulding and Better lumber prices during the second half of the year, with prices closing at USD1,360/mbf, up from USD900/mbf 12 months ago.

The consolidation of Empire from November 2003 and strong earnings from our US distribution businesses drove EBITDA growth of $14 million to $37 million. However, improved sales prices and tight cost control also provided a step change in performance from New Zealand manufacturing operations in the second half of the year.

With our beachhead investment in Zenia House, the Company is now looking at other potentially attractive opportunities in Europe.

Market Outlook

New Zealand residential housing activity continues to show strength in the near-term. Returns from this market should be maintained as the benefits arising from capital expenditure continue to flow through and offset any slow-down in the second half of the year to June 2005.

North American lumber prices are expected to continue to remain strong with the tight supply from both New Zealand and South American manufacturers not expected to ease in the short term. Solid Lineal Moulding prices, which have been much more stable than lumber prices, are strong but high lumber feedstock prices are creating margin pressure on remanufacturers. Further customer growth will increase revenue from our US distribution businesses.

The Company remains comfortable with the guidance previously provided of EBITDA of $64 million for the 2004/05 year, although it will be difficult to exceed this.

Strategic Priorities

The Chairman of Tenon, Mr Tony Gibbs, said "Looking further out, in a strategic sense, we believe our Appearance Consumer Solutions business will continue to open up opportunities for us. We are currently assessing opportunities to expand this business beyond the current mouldings and clear boards offerings we have into the North American market, and the initial furniture position we have in Zenia House in Europe. While some markets, such as Europe, will clearly take time to assess and develop, we believe potential for attractive growth may exist under wider appearance product offerings.

Similarly, in our Structural Consumer Solutions business we believe we are well placed in the New Zealand and Australian markets. Our position in New Zealand is reasonably mature, but Australia offers good growth opportunities for the Company.

We also see opportunities in the Australasian markets to further expand our product offerings in the structural and outdoor markets - again these product offerings will reflect a migration to higher value and higher margin applications of radiata".

--------------------------------------------------------------------------------

The Company will hold a results briefing for media representatives by audio conference at 10:00am NZ time on Friday, 20 August 2004. For "Listen Only" access to the briefing, dial 083 032 (within NZ); or +64 8308 3033 internationally. When prompted for your pin, enter 760 386#.

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FORWARD LOOKING STATEMENTS:  There are statements included in this release which are "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995, and they are included herein in reliance upon the safe harbours created by that Act. As forward-looking statements are predictive in nature, they are subject to a number of risks and uncertainties relating to Tenon Limited, its operations, the markets in which it competes and other factors (some of which are beyond the control of Tenon Limited).

Tenon
CONDENSED FINANCIAL STATEMENTS
(Extracted from Audited Financial Statements)
for the year ended 30 June                                      2004        2003
                                                                NZ$m        NZ$m
STATEMENT OF FINANCIAL PERFORMANCE
Operating Revenue                                               556         393
Operating Expenses                                             (506)       (344)
Unusual Items (1)                                                (2)         --
--------------------------------------------------------------------------------
Operating Earnings                                               48          49
Funding Costs                                                    (2)         (3)
--------------------------------------------------------------------------------
Earnings before Taxation                                         46          46
Taxation                                                        (11)        (13)
--------------------------------------------------------------------------------
Earnings after Taxation                                          35          33
Minority Interest                                                (3)         --
--------------------------------------------------------------------------------
Net Earnings from Continuing Operations                          32          33
Net Earnings from Discontinued Operations (2)                   (74)       (304)
--------------------------------------------------------------------------------
Net Earnings                                                    (42)       (271)
================================================================================

PER SHARE INFORMATION
Basic and Diluted Net Earnings from Continuing Operations
 per Tenon Share (cents) (3)                                   11.5        11.8
Net Assets per Tenon Share ($)                                 1.68        1.55


(1) Unusual items for June 2004 relate to costs associated with the partial takeover offer by Rubicon Forests Limited.

(2) During the year Tenon sold its forest assets for $725 million. The segment previously disclosed as the Forests & Supply segment has been classified as discontinued operations within the June 2004 financial statements.

(3) Comparative per share data has been restated for the one for two share cancellation following the capital distribution in March 2004.

Tenon
CONDENSED FINANCIAL STATEMENTS
(Extracted from Audited Financial Statements)             2004         2003
as at 30 June                                             NZ$m         NZ$m

STATEMENT OF FINANCIAL POSITION
Assets
Cash and Liquid Deposits                                   141          --
Stocks                                                      83          46
Debtors                                                     82          30
Current Assets - Discontinued Operations                   133          91
---------------------------------------------------------------------------
Total Current Assets                                       439         167
Fixed Assets                                               116         114
Investments                                                 34          33
Goodwill                                                    12           2
Deferred Taxation Asset                                     22          15
Term Assets - Discontinued Operations                       --         790
---------------------------------------------------------------------------
Total Assets                                               623       1,121
===========================================================================

Liabilities
Creditors                                                   73          51
Provision for Current Taxation                               1          --
Current Liabilities - Discontinued Operations               17          42
---------------------------------------------------------------------------
Total Current Liabilities                                   91          93
Term Debt                                                   34          29
Term Liabilities - Discontinued Operations                  --         114
---------------------------------------------------------------------------
Total Liabilities                                          125         236
---------------------------------------------------------------------------
Equity
Group Equity                                               470         864
Minority Equity                                             28          21
---------------------------------------------------------------------------
Total Group Equity                                         498         885
---------------------------------------------------------------------------
Total Liabilities and Equity                               623       1,121
---------------------------------------------------------------------------

Tenon
CONDENSED FINANCIAL STATEMENTS
(Extracted from Audited Financial Statements)                        2004      2003
for the year ended 30 June                                           NZ$m      NZ$m

STATEMENT OF CASH FLOWS
Net Earnings from Continuing Operations                               32        33
Adjustment for Items not involving Cash:
 Depreciation, Amortisation and Provisions                             7        (5)
 Taxation                                                              1         8
 Minority Interest                                                     3        --
 Equity Earnings                                                      (8)       (5)
-----------------------------------------------------------------------------------
Cash Flow from Operations before Net Working Capital Movements        35        31
Net Working Capital Movements                                        (15)       (2)
-----------------------------------------------------------------------------------
Net Cash from Operating Activities                                    20        29
Sale of Fixed Assets                                                  --         1
Purchase of Subsidiary and Investments                               (18)      (12)
Purchase of Fixed Assets                                             (12)       (6)
-----------------------------------------------------------------------------------
Net Cash to Investing Activities                                     (30)      (17)
Net Debt Settlements                                                 (94)       35
Capital Return Paid to Shareholders                                 (349)       --
-----------------------------------------------------------------------------------
Net Cash (to)/from Financing Activities                             (443)       35
Net Cash from/(to) Discontinued Operations                           549       (20)
-----------------------------------------------------------------------------------
Net Movement in Cash Held                                             96        27
Add Opening Cash and Liquid Deposits                                  47        22
Effect of Exchange Rate Changes on Net Cash                           (2)       (2)
-----------------------------------------------------------------------------------
Closing Cash and Liquid Deposits                                     141        47
===================================================================================

Segmental Financial Information

--------------------------------------------------------------------------------------------
June 2004                  Structural     Appearance    Support (1)    Other (2)      Tenon
                            Consumer       Consumer
($ million)                 Solutions      Solutions
--------------------------------------------------------------------------------------------
Sales Revenue                   251         286            --             --            537
Other Revenue                    --          17            --              2             19
--------------------------------------------------------------------------------------------
Operating Revenue               251         303            --              2            556
============================================================================================
EBITDA (3)                       21          37            (5)            11             64
Depreciation                     (7)         (6)           (1)            --            (14)
--------------------------------------------------------------------------------------------
Operating Earnings before
Unusual Items                    14          31            (6)            11             50
============================================================================================


-----------------------------------------------------------------------------------------
June 2003                  Structural    Appearance    Support (1)    Other (2)    Tenon
                            Consumer      Consumer
($ million)                 Solutions     Solutions
-----------------------------------------------------------------------------------------
Sales Revenue                   226        153           --            --            379
Other Revenue                    --         14           --            --             14
-----------------------------------------------------------------------------------------
Operating Revenue               226        167           --            --            393
=========================================================================================
EBITDA (3)                       20         23           --            19             62
Depreciation                     (8)        (5)          --            --            (13)
-----------------------------------------------------------------------------------------
Operating Earnings before
Unusual Items                    12         18           --            19             49
=========================================================================================

(1) Prior to the sale of the forest assets, shared service overheads not specific to the Structural Consumer Solutions or Appearance Consumer Solutions segments were included in the Forests and Supply segment and are included in discontinued operations. Included within the operating expenses from continuing operations for June 2004 are overheads of $6 million (being support costs post the forest assets sale). Support costs on an annualised basis are estimated at $15 million.
2) Relates to foreign exchange gains on net foreign denominated debt instruments ($9 million) and interest income on cash ($2 million) not attributed to a specific business segment.
(3) Earnings before interest, taxation, depreciation, amortisation and unusual items.

Segmental Volume Information

Manufacturing Sales Volumes                       2004                              2003
                                  Structural   Appearance    Total   Structural   Appearance    Total
                                  --------------------------------   --------------------------------
Solid lineal mouldings                 --         31           31       --           30           30
Plywood, laminated and f-j
product (1)                            65          7           72       70            1           71
Lumber and roundwood (1)              430        143          573      408          163          571
                                  --------------------------------   --------------------------------
Total company product                 495        181          676      478          194          672
Third party product (1)                32         --           32       54           21           75
                                  --------------------------------   --------------------------------
Total manufactured product
sales (2)                             527        181          708      532          215          747
                                  --------------------------------   --------------------------------

(1) Product from the former CNIFP mills, which was onsold through Tenon in 2003, has been included in third party product.
(2)   Does not include Empire's sales volumes.

ENDS